787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 25, 2024

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Preliminary Proxy Materials on Schedule 14A

for BlackRock Municipal Income Fund, Inc.

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Municipal Income Fund, Inc. (“MUI” or the “Fund”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned of Willkie Farr & Gallagher LLP by telephone on July 12, 2024 regarding the preliminary proxy materials filed with the Commission on July 5, 2024 by the Fund (the “Preliminary Proxy Materials”).

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing any changes to the Preliminary Proxy Materials described below in definitive proxy materials (the “Definitive Proxy Materials”) to be filed with the Commission. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy Materials.

Comment No. 1:	In the Questions and Answers section, please clarify the statement “[a]n investment in BMCAP, unlike MUI, is not a liquid investment” in the response to the question “How will the structure of the Fund, which currently operates as an exchange-listed closed-end fund, differ following the Conversion, which will result in the Fund operating as an unlisted, continuously offered closed-end interval fund?” For example, the Staff notes that currently, shareholders can sell

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

July 25, 2024

some or all of their shares on any business day at market prices, but after the conversion, they may only be able to sell a portion of their portfolio each year and thus it may take a long time to liquidate their entire investment in the Fund.

Response:	In response to the above comment, the relevant portion of the above-referenced statement will be revised as follows in the Definitive Proxy Materials (additions underlined; deletions in ~~strikethrough~~):

“Because shareholders may only sell a portion of their BMCAP shares back directly to BMCAP on a quarterly basis, the shares of BMCAP will not be listed for trading on any securities exchange, and a secondary market is not expected to develop for BMCAP shares, a~~A~~n investment in BMCAP, unlike MUI, is not a liquid investment.”

Comment No. 2:	Please confirm whether the Conversion was discussed with Karpus when negotiating the Standstill Agreement. If it was not discussed, please explain whether there is a risk that Karpus or another activist shareholder might target the Fund once the Conversion becomes effective.

Response:	The Fund confirms that the Conversion was discussed with Karpus when negotiating the Standstill Agreement. The Fund will make the following change in the Definitive Proxy Materials to clarify this point (additions underlined; deletions in ~~strikethrough~~): “Under the terms of the Standstill Agreement, t~~T~~he Tender Offer is contingent upon the Fund obtaining all necessary approvals for the Conversion by December 31, 2024.”

Comment No. 3:	In the Questions and Answers section, the Staff had the following comments to the response to the question “What if I do not wish to participate in the Conversion?”

Comment No. 3a:	Will VRDP Holders be redeemed regardless of whether the Conversion takes place? If so, please clarify for VRDP Holders that a vote against any Proposal is a vote against the Conversion and their VRDP Shares may still be redeemed.

Response:	The Fund confirms that it does not expect to redeem all of its VRDP Shares unless each of the Proposals is approved and the Conversion is implemented. The Fund notes that on March 1, 2024, the Fund filed a notification of redemption of securities pursuant to Rule 23c-2 under the Investment Company Act of 1940 (File No. 811-21348) pursuant to which the Fund provided notice that it may on redeem up to 67% (3,763 shares) of its currently outstanding VRDP Shares one or more occasions during the period from April 1, 2024 to October 1, 2024. Any such redemption would be made separately from the redemption of the Fund’s outstanding VRDP Shares in connection with the Conversion.

Comment No. 3b:	Please clarify whether the VRDP Shares will be exchanged for BMCAP Common Shares or redeemed for cash.

July 25, 2024

Response:	If each of the Proposals is approved and the Conversion is implemented, the VRDP Shares will be redeemed for cash prior to the effective date of the Conversion. The Fund will update disclosure in the Definitive Proxy Materials to clarify that the VRDP Shares will be redeemed for cash.

Comment No. 3c:	Please clarify in the last sentence of the response that any sales by common shareholders of any remaining Common Shares in the normal course on the NYSE for a period of time prior to the Conversion would likely be at a discount.

Response:	In response to the above comment, the relevant portion of the above-referenced statement will be revised as follows in the Definitive Proxy Materials (additions underlined; deletions in ~~strikethrough~~):

“~~However, c~~Common shareholders can sell any remaining Common Shares in the normal course on the NYSE for a period of time prior to the Conversion, however, any such sale may be at a market price that is lower than (at a discount to) the Fund’s NAV.”

Comment No. 4:	In the Questions and Answers section, in the bracketed response to the question “Will there be any tax consequences to me resulting from the Conversion?”, please clarify whether the Conversion will trigger special distributions.

Response:	In response to the above comment, the bracketed response will be deleted in its entirety and replaced with the following in the Definitive Proxy Materials:

“The Conversion will not be a taxable transaction. If you sell your shares on the secondary market prior to the Conversion, or if you tender your shares in the Tender Offer, the exchange of shares for cash will generally be subject to U.S. federal income tax. Additionally, the sale of your shares in the Tender Offer may be treated as a dividend rather than a sale or exchange if your percentage ownership in the Fund is not reduced sufficiently. You may also receive additional taxable capital gain distributions from the Fund due to its recognition of gains from selling portfolio securities to pay for tendered shares in the Tender Offer and/or the redemption of the Fund’s VRDP Shares. Following the Conversion, the Fund intends to continue to qualify for treatment as a regulated investment company for U.S. federal income tax purposes.”

Comment No. 5:	Please clarify the difference in the estimated expense of $65,000 referenced in response to the question “Is the Fund paying for the cost of the proxy statement?” and the estimated expense of $469,000 referenced in response to the question “What are the costs of the Conversion and who is responsible for paying the costs?” Can these two costs be consolidated?

Response:	The estimated expense of $65,000 represents only the expected costs of services provided by Georgeson for its assistance in the distribution of proxy materials and the solicitation and tabulation of proxies. The estimated expense of $469,000

July 25, 2024

represents the total expected costs associated with the Conversion, which includes the estimated expense of $65,000 expected to be paid to Georgeson. In the Definitive Proxy Materials, the Fund will delete the question “Is the Fund paying for the cost of the proxy statement?” and the related answer and revise the first paragraph of the response to the question “What are the costs of the Conversion and who is responsible for paying the costs?” as follows (additions underlined; deletions in ~~strikethrough~~):

The costs associated with the Conversion, including the printing, distribution and proxy solicitation costs associated with the proxy statement and the Special Meeting and additional out-of-pocket costs, such as legal expenses and auditor fees, incurred in connection with the preparation of the proxy statement, will be borne indirectly by the common shareholders of the Fund, regardless of whether the Conversion is completed. The Fund and BlackRock, Inc. have retained Georgeson LLC (“Georgeson”), 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, a proxy solicitation firm, to assist in the distribution of proxy materials and the solicitation and tabulation of proxies. It is anticipated that Georgeson will be paid approximately $65,000 for such services (including reimbursements of out-of-pocket expenses). The total estimated expenses in connection with the Conversion, including estimated expenses paid to Georgeson, are $469,000. The actual costs associated with the Conversion may be more or less than the estimated costs discussed herein.

Comment No. 6:	With respect to the section entitled “Overview of the Conversion—Board Considerations,” please describe any material adverse considerations, including lack of liquidity, associated with the interval fund structure.

Response:	In response to the above comment, the Fund will add the following as the fifth paragraph in the section entitled “Overview of the Conversion—Board Considerations” in the Definitive Proxy Materials:

“In its evaluation of the Conversion, the Board also considered certain potential adverse effects, including, but not limited to: (1) the significant solicitation efforts and costs associated with obtaining shareholder approval for the Conversion; (2) the change in liquidity profile of the Fund from daily liquidity at market price to limited quarterly liquidity at NAV; and (3) the potential impact of suitability standards associated with implementing multiple share classes.”

Comment No. 7:	With respect to the section entitled “Overview of the Conversion—Summary of Changes in Connection with the Conversion—Changes Not Requiring Shareholder Approval,” please explain why approval of the VRDP Holders is not required to redeem the Fund’s outstanding VRDP Shares.

Response:	The Fund respectfully submits that approval of the VRDP Holders is not required to redeem the Fund’s outstanding VRDP Shares because the governing instrument

July 25, 2024

of the VRDP Shares allows the Fund to redeem the outstanding VRDP Shares at its option at any time, subject to certain conditions, which the Fund would satisfy prior to effecting any such redemption.

Comment No. 8:	With respect to the section entitled “Overview of the Conversion—Summary of Changes in Connection with the Conversion—Changes Not Requiring Shareholder Approval,” the Staff notes that BMCAP intends to rely on an exemptive order to permit BMCAP to issue multiple share classes. Please clarify in the disclosure (i) the date the exemptive order was issued, (ii) the date it became effective (if different from the date issued) and (iii) whether the order is specific to BMCAP or the Advisor.

Response:	The Multi-Class Exemptive Relief referenced in the Preliminary Proxy Statement was issued to the Advisor on April 2, 2019 with immediate effect. See BlackRock Credit Strategies Fund, et al., Investment Company Act Release Nos. 33388 (Mar. 5, 2019) (notice) and 33437 (Apr. 2, 2019) (order). The Fund will include the requested disclosure regarding the Multi-Class Exemptive Relief in the Definitive Proxy Materials.

Comment No. 9:	With respect to the section entitled “Overview of the Conversion—Fee and Expense Comparison,” please confirm that the second expense example in this section is correct and add disclosure clarifying what it is illustrating.

Response:	The Fund will remove the second expense example in the Definitive Proxy Materials.

* * * * * * *  * *  *

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc:	Janey Ahn, Esq., BlackRock, Inc.

Benjamin Niehaus, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP

Sofi Kim, Esq., Willkie Farr & Gallagher LLP